Exhibit 99.1

ATRenew Inc. Reports Unaudited Third Quarter 2024 Financial Results

SHANGHAI, November 20, 2024 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the three months ended September 30, 2024.

Third Quarter 2024 Highlights

•
Total net revenues grew by 24.4% to RMB4,051.2 million (US$577.3 million) from RMB3,256.8 million in the third quarter of 2023.
•
Income from operations was RMB24.9 million (US$3.5 million), compared to a loss from operations of RMB28.1 million in the third quarter of 2023. Adjusted income from operations (non-GAAP)1 was RMB104.0 million (US$14.8 million), compared to RMB73.8 million in the third quarter of 2023.
•
Number of consumer products transacted2 was 9.1 million compared to 8.2 million in the third quarter of 2023.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are delighted to report that our total net revenues reached RMB4.05 billion in the third quarter of 2024, representing a robust year-over-year growth of 24.4%. We are particularly encouraged by the widespread adoption of our consumer electronics trade-in services, which provide consumers with a seamless experience and competitive pricing. Our AHS stores maintain their industry-leading position, serving as the preferred destination for users to recycle reusable consumer products and purchase quality-assured, value-for-money pre-owned electronic devices.”

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “The third quarter marked another milestone in our path to enhanced profitability, as we achieved positive GAAP income from operations and our non-GAAP income from operations exceeded RMB100 million for the first time. These results reflect our successful initiatives to optimize operating expenses and the diminishing impact of amortization expenses from historical acquisitions. We also demonstrated our commitment to shareholder returns by repurchasing over US$12 million of our shares during the quarter. Looking ahead, we remain focused on driving operational efficiency and delivering sustainable value to our users and shareholders.”

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Third Quarter 2024 Financial Results

REVENUE

Total net revenues increased by 24.4% to RMB4,051.2 million (US$577.3 million) from RMB3,256.8 million in the same period of 2023.

•
Net product revenues increased by 25.6% to RMB3,672.2 million (US$523.3 million) from RMB2,924.0 million in the same period of 2023. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics both through the Company’s online and offline channels.
•
Net service revenues increased by 13.9% to RMB379.0 million (US$54.0 million), compared to RMB332.8 million in the same period of 2023. This increase was primarily due to an increase in the service revenue generated from PJT Marketplace and multi-category recycling business.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB4,028.1 million (US$574.0 million), compared to RMB3,307.5 million in the same period of 2023, representing an increase of 21.8%.

•
Merchandise costs were RMB3,242.8 million (US$462.1 million), compared to RMB2,611.0 million in the same period of 2023, representing an increase of 24.2%. This was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB347.3 million (US$49.5 million), compared to RMB287.7 million in the same period of 2023, representing an increase of 20.7%. The increase was primarily due to (i) an increase in personnel costs and logistics expenses as the Company conducted more recycling and transaction activities compared with the same period of 2023, and (ii) an increase in operation center related expenses as the Company expanded its store networks in the third quarter of 2024.
•
Selling and marketing expenses were RMB315.3 million (US$44.9 million), compared to RMB299.5 million in the same period of 2023, representing an increase of 5.3%. The increase was primarily due to (i) an increase in advertising expenses and promotional campaign related expenses, and (ii) an increase in share-based compensation expenses. The increase was partially offset by a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions as the maturity of some intangible assets and deferred cost in the third quarter of 2023.
•
General and administrative expenses were RMB69.3 million (US$9.9 million), compared to RMB69.8 million in the same period of 2023, representing a decrease of 0.7%, primarily due to a decrease in share-based compensation expenses. The decrease was partially offset by an increase in other personnel cost.
•
Technology and content expenses were RMB53.4 million (US$7.6 million), compared to RMB39.4 million in the same period of 2023, representing an increase of 35.5%. The increase was primarily due to an increase in personnel costs in connection with the ongoing maintenance of the Company’s operation centers and system.

INCOME (LOSS) FROM OPERATIONS

Income from operations was RMB24.9 million (US$3.5 million), compared to a loss from operations of RMB28.1 million in the same period of 2023.

Adjusted income from operations (non-GAAP) was RMB104.0 million (US$14.8 million), compared to RMB73.8 million in the same period of 2023.

NET INCOME (LOSS)

Net income was RMB17.9 million (US$2.6 million), compared to a net loss of RMB44.2 million in the same period of 2023.

Adjusted net income (non-GAAP) was RMB90.1 million (US$12.8 million), compared to RMB47.6 million in the same period of 2023.

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB0.11 (US$0.02), compared to basic and diluted net loss of RMB0.27 in the same period of 2023.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.56 (US$0.08) and RMB0.55 (US$0.08), compared to RMB0.30 and RMB0.29 in the same period of 2023.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,350.5 million (US$334.9 million) as of September 30, 2024, as compared to RMB2,854.4 million as of December 31, 2023.

Business Outlook

For the fourth quarter of 2024, the Company currently expects its total revenues to be between RMB4,740.0 million and RMB4,840.0 million, representing an increase of 22.4% to 24.9% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On August 29, 2024, ATRenew announced an improvement in its Environmental, Social and Governance (ESG) score as assessed by S&P Global's Corporate Sustainability Assessment in 2024, placing it in the 93rd percentile among its global RTS retailing industry peers. This is primarily attributable to ATRenew's commitment to ESG, particularly greater transparency in its climate strategy, human capital management, and business ethics.

During the third quarter of 2024, ATRenew repurchased a total of approximately 4.9 million ADSs for approximately US$12.1 million under its current share repurchase program which authorizes the Company to repurchase up to US$50 million worth of its shares (including ADSs) through June 27, 2025. As of September 30, 2024, the Company had repurchased a total of approximately 8.2 million ADSs for approximately US$20.1 million under this share repurchase program.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, November 20, 2024 at 07:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	3668505

The replay will be accessible through November 27, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	3972162

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is loss from operations excluding the share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income is net loss excluding the share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,978,696	1,347,338	191,994
Restricted cash	210,000	132,000	18,810
Short-term investments	410,547	630,123	89,792
Amount due from related parties, net	89,592	218,771	31,175
Inventories	1,017,155	678,026	96,618
Funds receivable from third party payment service providers	253,107	241,047	34,349
Prepayments and other receivables, net	567,622	754,617	107,532
Total current assets	4,526,719	4,001,922	570,270
Non-current assets:
Long-term investments	467,095	558,221	79,546
Property and equipment, net	148,223	159,236	22,691
Intangible assets, net	270,631	100,496	14,321
Other non-current assets	80,411	149,115	21,249
Total non-current assets	966,360	967,068	137,807
TOTAL ASSETS	5,493,079	4,968,990	708,077
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	349,931	307,291	43,789
Accounts payable	532,293	105,314	15,007
Contract liabilities	119,715	81,571	11,624
Accrued expenses and other current liabilities	465,123	478,145	68,135
Accrued payroll and welfare	146,371	148,945	21,224
Amount due to related parties	78,032	116,255	16,566
Total current liabilities	1,691,465	1,237,521	176,345
Non-current liabilities:
Operating lease liabilities, non-current	22,495	80,366	11,452
Deferred tax liabilities	67,658	42,099	5,999
Total non-current liabilities	90,153	122,465	17,451
TOTAL LIABILITIES	1,781,618	1,359,986	193,796
TOTAL SHAREHOLDERS' EQUITY	3,711,461	3,609,004	514,281
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,493,079	4,968,990	708,077

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,923,970	3,672,239	523,290	8,135,824	10,383,813	1,479,682
Net service revenues	332,787	378,999	54,007	956,386	1,095,264	156,074
Operating (expenses) income (1)(2)
Merchandise costs	(2,611,018)	(3,242,843)	(462,101)	(7,188,902)	(9,181,300)	(1,308,325)
Fulfillment expenses	(287,704)	(347,270)	(49,486)	(822,913)	(985,325)	(140,408)
Selling and marketing expenses	(299,491)	(315,293)	(44,929)	(933,835)	(990,607)	(141,160)
General and administrative expenses	(69,826)	(69,302)	(9,875)	(203,794)	(215,671)	(30,733)
Technology and content expenses	(39,430)	(53,396)	(7,609)	(131,905)	(153,391)	(21,858)
Other operating income, net	22,640	1,751	250	32,512	23,082	3,289
Income (loss) from operations	(28,072)	24,885	3,547	(156,627)	(24,135)	(3,439)
Interest expense	(2,186)	(3,615)	(515)	(5,498)	(12,332)	(1,757)
Interest income	11,083	8,686	1,238	24,658	20,611	2,937
Other (loss) income, net	(4,428)	47	7	(6,719)	(41,305)	(5,886)
Income (loss) before income taxes and share of loss in equity method investments	(23,603)	30,003	4,277	(144,186)	(57,161)	(8,145)
Income tax benefits	10,047	5,949	848	33,607	24,536	3,496
Share of loss in equity method investments	(30,632)	(18,069)	(2,575)	(48,449)	(53,028)	(7,556)
Net income (loss)	(44,188)	17,883	2,550	(159,028)	(85,653)	(12,205)
Net income (loss) per ordinary share:
Basic	(0.27)	0.11	0.02	(0.99)	(0.53)	(0.08)
Diluted	(0.27)	0.11	0.02	(0.99)	(0.53)	(0.08)
Weighted average number of shares used in calculating net income (loss) per ordinary share
Basic	161,338,983	161,405,774	161,405,774	161,393,190	162,011,110	162,011,110
Diluted	161,338,983	164,258,720	164,258,720	161,393,190	162,011,110	162,011,110
Net income (loss)	(44,188)	17,883	2,550	(159,028)	(85,653)	(12,205)
Foreign currency translation adjustments	(5,676)	(7,093)	(1,011)	15,897	(7,183)	(1,024)
Total comprehensive income (loss)	(49,864)	10,790	1,539	(143,131)	(92,836)	(13,229)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(5,362)	(3,021)	(430)	(17,910)	(15,992)	(2,279)
Selling and marketing expenses	(5,165)	(12,220)	(1,741)	(13,266)	(56,792)	(8,093)
General and administrative expenses	(19,239)	(13,854)	(1,974)	(56,182)	(45,924)	(6,544)
Technology and content expenses	(5,218)	(3,657)	(521)	(15,649)	(13,611)	(1,940)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(66,412)	(46,263)	(6,592)	(222,337)	(169,154)	(24,104)
Technology and content expenses	(482)	(130)	(19)	(1,446)	(981)	(140)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	(28,072)	24,885	3,547	(156,627)	(24,135)	(3,439)
Add:
Share-based compensation expenses	34,984	32,752	4,666	103,007	132,319	18,856
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	66,894	46,393	6,611	223,783	170,135	24,244
Adjusted income from operations (non-GAAP)	73,806	104,030	14,824	170,163	278,319	39,661
Net income (loss)	(44,188)	17,883	2,550	(159,028)	(85,653)	(12,205)
Add:
Share-based compensation expenses	34,984	32,752	4,666	103,007	132,319	18,856
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	66,894	46,393	6,611	223,783	170,135	24,244
Less:
Tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(10,047)	(6,972)	(994)	(33,607)	(25,559)	(3,642)
Adjusted net income (non-GAAP)	47,643	90,056	12,833	134,155	191,242	27,253
Adjusted net income per ordinary share (non-GAAP):
Basic	0.30	0.56	0.08	0.83	1.18	0.17
Diluted	0.29	0.55	0.08	0.80	1.16	0.17
Weighted average number of shares used in calculating net income per ordinary share
Basic	161,338,983	161,405,774	161,405,774	161,393,190	162,011,110	162,011,110
Diluted	166,112,358	164,258,720	164,258,720	167,609,332	165,040,389	165,040,389